Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 4 to the Registration Statement of Aquasition Corp. (a company in the development stage) (the “Company”) on Form F-1, file no. 333-180571, of our report dated April 4, 2012, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Aquasition Corp. (a company in the development stage) as of March 15, 2012 and for the period from January 26, 2012 (inception) through March 15, 2012, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 24, 2012